Exhibit 8.1
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                            Significant Subsidiaries

                        Industrias Bachoco, S.A. de C.V.

                         Subsidiaries as of May 31, 2002



1.   Bachoco, S.A. de C.V.

2.   Operadora de Servicios de Personal, S.A. de C.V.

3.   Servicios de Personal Administrativo, S.A. de C.V.

4.   SEPETEC, S.A. de C.V.

5.   Acuicola Bachoco, S.A. de C.V.

6.   Huevo y Derivados, S.A. de C.V.

7.   Pecuarius Laboratorios, S.A. de C.V.

8.   Aviser, S.A. de C.V.

9.   Campi Comercial, S.A. de C.V.

Each of the subsidiaries listed above is incorporated under the laws of Mexico.



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